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                                                                   EXHIBIT 99.2

[WYLE LOGO]                                                             NEWS


FOR IMMEDIATE RELEASE
---------------------
                                              Contact:  R. Van Ness Holland, Jr.
                                                        Chief Financial Officer
                                                        714/453-4310



            RAAB KARCHER COMPLETES TENDER OFFER FOR WYLE ELECTRONICS
            --------------------------------------------------------

        IRVINE, CALIFORNIA, August 6, 1997 -- Wyle Electronics (NYSE:WYL) announced today that Raab Karcher AG, a wholly owned subsidiary of VEBA AG, has successfully completed its all-cash tender offer for all of the outstanding common shares of Wyle Electronics, including the associated preferred stock purchase rights (collectively, the "Common Stock"). The tender offer expired, as scheduled, at 12:00 midnight, New York City time, on Tuesday, August 5, 1997. Based on a preliminary count, Wyle Electronics has been informed that 11,771,604 shares of Common Stock were tendered (including 782,453 shares of Common Stock tendered pursuant to notices of guaranteed delivery) and accepted for payment at a price of $50.00 per share of Common Stock.

        The acceptance of these shares of Common Stock in the tender offer results in Raab Karcher AG and its subsidiaries owning approximately 96.2% of the outstanding shares of Wyle Electronics' Common Stock.

        As soon as practicable, a subsidiary of Raab Karcher AG will merge with and into Wyle Electronics and each share of Common Stock not previously purchased in the tender offer (other than shares held by shareholders who exercise appraisal rights) will be converted into the right to receive $50.00 in cash.